SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC.

(Name of Subject Company)

CB BANCSHARES, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

124785106

(CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Fred B. White, III
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

The directors and certain executive officers of CB Bancshares may be deemed to be participants in the solicitation of proxies from the shareholders of CB Bancshares in connection with CB Bancshares' special meeting of shareholders (the "Special Meeting") under the Hawaii Control Share Acquisitions Statute. Information concerning such participants is contained in CB Bancshares' definitive proxy statement on Schedule 14A relating to CB Bancshares' 2003 Annual Meeting filed with the Securities and Exchange Commission (the "SEC") on March 12, 2003.

CB Bancshares filed a preliminary proxy statement on Schedule 14A with the SEC on May 5, 2003 with respect to its solicitation of proxies for use at the Special Meeting and, subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 and CB Bancshares' proxy statement for the Special Meeting when such documents become available because they will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available), CB Bancshares' proxy statement and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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PRESS RELEASE ISSUED BY CB BANCSHARES RESPONDING TO CENTRAL PACIFIC FINANCIAL CORP.'S LETTER REGARDING DATE OF SPECIAL MEETING OF SHAREHOLDERS

NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA

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PRESS RELEASE ISSUED BY CB BANCSHARES RESPONDING TO CENTRAL PACIFIC FINANCIAL CORP.'S LETTER REGARDING DATE OF SPECIAL MEETING OF SHAREHOLDERS

Contact:	Wayne T. Miyao Senior Vice President, City Bank

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Corporate Communications Ph: (808) 535-2590 Email: wmiyao@cb-hi.net Website: www.citybankhawaii.com

CB BANCSHARES RESPONDS TO CPF LETTER REGARDING
DATE OF SPECIAL MEETING OF SHAREHOLDERS

HONOLULU, May 7, 2003 – CB Bancshares, Inc. (Nasdaq: CBBI), which is the holding company of City Bank, today responded to a letter it received on May 5, 2003 from Glenn Ching, General Counsel of Central Pacific Financial Corp. (NYSE: CPF), requesting that CB Bancshares postpone its May 28th Special Meeting of Shareholders. CB Bancshares denied CPF's request, noting that, among other things:

•	The date set for the Special Meeting by the CB Bancshares Board of Directors falls not only within the statutory period required by Hawaii law, but also within the original timeline that was agreed to by Clinton Arnoldus, CPF's Chairman, President and Chief Executive officer.
•	If CPF were genuinely concerned about providing CB Bancshares' shareholders with additional time to review its takeover proposal materials, CPF could have pursued any one of a number of options to communicate directly with CB Bancshares' shareholder base.
•	CPF's attempt to portray CB Bancshares' shareholders as uninformed about the takeover proposal is disingenuous, given that CPF has flooded the marketplace with full-page newspaper ads, investor calls and presentations, media interviews and numerous press releases, in addition to making personal visits to CB Bancshares' shareholders.

Following is a letter sent today from Dean K. Hirata, Senior Vice President and Chief Financial Officer, CB Bancshares, Inc. to Glenn Ching, General Counsel, Central Pacific Financial Corp.:

May 7, 2003

Glenn Ching
General Counsel
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

Dear Mr. Ching:

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In response to your letter dated May 5, 2003 requesting that CB Bancshares, Inc. ("CB Bancshares") reschedule the special meeting of our shareholders scheduled for May 28, 2003, we are writing to advise you that CB Bancshares does not intend to reschedule the meeting. We also want to take this opportunity to respond to numerous false and misleading statements you made in your letter to us and which are reflected in public statements that both you and your Chairman, President and CEO, Clinton Arnoldus, have made in the last 48 hours.

In particular, your statements accusing CB Bancshares of not giving its shareholders an appropriate amount of time to review your offer are simply unfounded. In that regard, we note that (1) not only was our meeting date set within the statutory period required by Hawaii law, but (2) Mr. Arnoldus himself clearly and unequivocally indicated to us that the date our Board set for the special meeting was agreeable to Central Pacific Financial Corp. ("CPF"). Indeed, in his letter to our Board of Directors requesting a special meeting of our shareholders he stated that "[t]o avoid any misunderstanding we can confirm that CPF will agree to a special shareholder meeting after May 27, 2003 and before June 22, 2003 – the time period specified by law." The date our Board set was within the period to which Mr. Arnoldus agreed.

Furthermore, had CPF been genuinely concerned about distributing its solicitation materials to our shareholders, CPF would have taken any of a number of steps, all of which should be familiar to your experienced financial and legal advisors, as well as your proxy soliciting firm, including the following:

•	CB Bancshares provided to you on April 21, 2003, almost 40 days before the date of the Special Meeting, a list of our shareholders of record. Had you acted in a timely manner, you already would have mailed to our shareholders materials you consider relevant to their decision making, including a preliminary proxy statement. Indeed, if you feel our shareholders have not been sufficiently exposed to your message, you are free at any time to mail all your solicitation material to our shareholders, subject to the requirements of Rule 14a-12 under the Securities Exchange Act.
•	CPF could have filed proxy materials with the SEC and delivered to CB Bancshares a request under Rule 14a-7 on or even before the date it delivered its Acquiring Person Information Statement to CB Bancshares on April 28, one month before the meeting date. Instead of doing so, CPF elected to forego this timely approach and failed to take prompt action after delivery of its letter requesting the Special Meeting. Indeed, you waited a full week before filing your preliminary materials with the SEC and initiating the SEC review process.

We also note that, as your advisors well know, other special shareholder meetings have involved solicitation periods of a similar duration.

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Since launching your hostile proposal three weeks ago, you have flooded the marketplace with full-page newspaper ads, investor calls and presentations, memoranda, Q&A sheets, media interviews, and press releases (twice a day on occasion), and in addition made personal visits to our shareholders – some of whom you were soliciting proxies from even before you announced your hostile bid. Indeed, while CB Bancshares remained silent during the time when its Board of Directors evaluated your merger proposal, CPF's senior management engaged in a well-orchestrated publicity road show to influence our shareholders, boasting at times that you felt "very comfortable" that at least one-quarter of our shares supported your takeover proposal. Therefore, we find it disingenuous that you now assert that you need additional time to communicate with our shareholders. You have clearly had enough time to get your message across to all constituencies.

We also feel compelled to respond to your and Mr. Arnoldus' irresponsible public statements accusing CB Bancshares of violating federal securities laws. Your statements utterly misinterpret and misrepresent the following well-established federal securities rules with which your advisors are familiar:

•	Your assertion that commencing a broker search 20 business days prior to any shareholder meeting is "normal and customary" is simply incorrect. We refer you to Rule 14a-13 of the Securities Exchange Act, which clearly states that the 20-business day requirement applies to annual meetings of shareholders. This does not apply to a special meeting of shareholders. With respect to special meetings, the inquiry must be initiated "as many days before the record date of such meeting as is practicable." We commenced our broker search for the Special Meeting a week before the record date which, as your proxy solicitor can confirm, is ample time for a broker search for any public company. In the case of a special meeting involving a contested solicitation, your proxy solicitor also can confirm to you that it is not the norm and custom to begin a broker search 20 business days prior to the record date. We assume you either knew all of this or simply failed to check.
•	You are also mistaken in stating that your proxy statement must be sent to security holders no less than 20 business days prior to the date on which the Special Meeting is to be held. Contrary to your contention, a proxy statement for a control share acquisition special meeting is not required to include any periodic reports of the type that are permitted to be incorporated by reference under Schedule 14A. Indeed, your own proxy statement filed two days ago with the SEC does not incorporate any documents by reference.

Finally, we would like to respond briefly to your allegation that the Hawaii Control Share Acquisitions Statute requires our Board of Directors to remain neutral with respect to your proposal. Your reading of the statute completely ignores the plain words of the statute, which states what the contents of the notice must include "at a minimum."

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In an attempt to prevent our Board of Directors from fulfilling its fiduciary duties to our shareholders, you have strained to a nonsensical interpretation of the statute. This is contrary to the intent of the statute, which the Hawaii legislature put in place for the purpose of protecting Hawaii shareholders from a bidder such as CPF. It is impossible to reconcile your newly-formed position with respect to the Control Share Acquisitions Statute with your many public statements purporting to defend our shareholders. We are shocked that you would suggest that depriving shareholders of the advice of their Board of Directors would be in their best interests.

We regret CPF's failure to respect the unanimous decision of our Board of Directors that CPF's proposal is not in the best interests of CB Bancshares.

In closing, we note that in order to even commence your proposed exchange offer, you are required to obtain the prior approval of your application pending before the Hawaii Commissioner of Financial Institutions, which was not even filed until last Friday.

Sincerely,

/s/Dean K. Hirata
Senior Vice President and Chief Financial Officer,
CB Bancshares, Inc.

Sandler O'Neill & Partners, L.P. is serving as financial advisor to CB Bancshares and Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches on the islands of Oahu, Hawaii, Maui and Kauai.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

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STYLE="font-family:serif;font-weight:normal;color:#000000;font-size:10pt; width: 456pt; text-align: left; font-style: normal; line-height: 12pt; padding-top:6pt; padding-left:0pt; padding-right:0pt; padding-bottom: 0pt; margin: 0pt; text-indent: NaNpt; background-color: #ffffff"> The directors and certain executive officers of CB Bancshares may be deemed to be participants in the solicitation of proxies from the shareholders of CB Bancshares in connection with CB Bancshares' special meeting of shareholders (the "Special Meeting") under the Hawaii Control Share Acquisitions Statute. Information concerning such participants is contained in CB Bancshares' definitive proxy statement on Schedule 14A relating to CB Bancshares' 2003 Annual Meeting filed with the Securities and Exchange Commission (the "SEC") on March 12, 2003.

CB Bancshares filed a preliminary proxy statement on Schedule 14A with the SEC on May 5, 2003 with respect to its solicitation of proxies for use at the Special Meeting and, subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 and CB Bancshares' proxy statement for the Special Meeting when such documents become available because they will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available), CB Bancshares' proxy statement and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA

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